Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

04 FEB 20 AM 7:21

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	20 February 2004
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	15 pages (including cover sheet)

SUPPL

Goodman Finance Limited: Preliminary Half Year Report Announcement

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

04012964

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Attach:

2/20

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

20 February 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited: Preliminary Half Year Report Announcement

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the Issuer of NZ$212,500,000 Capital Notes, which were issued during the period from 5 May 2003 to 27June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

20 February 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

GOODMAN FINANCE LIMITED: PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

Pursuant to Listing Rule 10.4.2, attached is the Appendix 1 (Preliminary Half Year Report Announcement) for Goodman Finance Limited (*Goodman Finance*).

Director's Commentary on Results

The Directors of Goodman Finance present the preliminary half year report on the results of Goodman Finance for the six month period to 31 December 2003.

Subsidiary of Burns Philp & Company Limited

Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited (*Burns Philp*). It was incorporated for the sole purpose of issuing Capital Notes. Goodman Finance does not conduct any trading activities, but is a conduit for receiving interest from Burns Philp and certain of its subsidiaries in order to fund Goodman Finance paying interest on the Capital Notes.

During the period to 30 June 2003 Goodman Finance made an issue of $212.5 million Capital Notes and incurred issue expenses in connection with that issue. The proceeds of issuing the Capital Notes were applied by the Burns Philp Group (being Burns, Philp & Company Limited and its subsidiaries) to replace part of the finance raised by the Burns Philp Group to complete the acquisition of Goodman Fielder Limited, now Goodman Fielder Pty Limited (*Goodman Fielder*).

Goodman Finance has reported a profit of $1.4 million for the six months to 31 December 2003. Goodman Finance was incorporated on 9 December 2002 and did not operate during the prior corresponding period.

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of the Burns Philp Group in addition to the results of Goodman Finance as an individual disclosing entity.

Burns Philp Half Year Results

Burns Philp is an Australian based food company involved in the production and distribution of food ingredients and consumer branded products.

On 4 February 2004, Burns Philp released its Preliminary Half Year Report (*Preliminary Report)* to the Australian Stock Exchange Limited (ASX) and the New Zealand Exchange Limited (NZX). A copy of the Preliminary Report is available on Burns Philp's website at www.burnsphilp.com and on the ASX and NZX websites.

The key financial results of the Burns Philp Group as disclosed in the Preliminary Report are set out below.

Six months ended	Dec 31, 2003 A$ million	Dec 31, 2002 A$ million
Sale revenue	1,739.0	649.9
EBITDA before individually significant items:		
Continuing businesses at constant foreign currency exchange rates	112.6	120.8
Impact of foreign currency exchange rates	-	24.4
Goodman Fielder	160.0	-
Terminals	-	3.2
Vinegar	-	5.1
EBITDA before individually significant items	272.6	153.5
Individually significant items		
Goodman Fielder restructuring costs	(13.9)	-
Recovery of Bartter loan	30.0	-
Unrealized foreign currency gain	69.5	-
Gain on sale of Terminals	-	40.7
Gain on sale of Vinegar	-	11.1
Gain on sale of South Yarra	-	6.6
Deferred borrowing costs expensed	-	(14.4)
Add back amortization of prepaid slotting	12.5	18.4
EBITDA	370.7	215.9
Depreciation	(58.0)	(25.0)
Amortization of intangible assets	(47.7)	(6.2)
Amortization of prepaid slotting	(12.5)	(18.4)
EBIT	252.5	166.3
Net borrowing costs	(141.5)	(54.5)
Income tax	(22.5)	(14.8)
Outside equity interests	(2.2)	(1.9)
Net profit attributable to Burns, Philp & Company shareholders	86.3	95.1

Burns Philp has made significant progress during the first half of the current year. Burns Philp's priority was the integration and restructuring of Goodman Fielder, which is progressing ahead of plan and will be completed by June 2004.

Burns Philp's businesses have generally performed in accordance with expectations and Burns Philp's financial position is in line with budget.

Yeast and Bakery Ingredients

North America's profitability was in line with target. Whilst lower than the prior period, as a result of pricing pressure, the business delivered a solid performance and has protected its leading market position. Movements in foreign currency exchange rates (strengthening of the Australian dollar against the US dollar) have reduced reported EBITDA on translation by approximately $9.5 million.

Burns Philp's South American operations are continuing their success following the acquisition and integration of Fleischmann's. In addition to the core yeast business a number of initiatives are underway to further develop Burns Philp's significant bakery ingredient interests throughout the region.

Burns Philp's yeast operations in Europe continue to perform well, with profit increasing over the prior corresponding period due primarily to better trading results in Turkey.

Results for the Asia Pacific region, on a like for like basis, are consistent with the prior corresponding period. Burns Philp committed to build its fifth yeast plant in China as capacity in the existing plants is being fully utilised. Movements in foreign currency exchange rates have reduced EBITDA on translation by approximately $3.4 million.

Herbs and Spices

Tone Brothers, Burns Philp's North American herb and spice operations, experienced lower profits for the first half of this financial year when compared to the prior corresponding period. This was due to several unusual events, including two customers filing for bankruptcy, protracted strike action at several retail customers, and an abnormally high vanilla price. The second half results are anticipated to be in line with the previous year in US$ terms.

Again, movement in foreign currency exchange rates led to reduction in reported EBITDA on translation of $9.6 million.

Goodman Fielder

At the beginning of the six month period Burns Philp was focused on completing two initiatives; restructuring the Australian business groups and their management and reaching a targeted $100 million in net annualised cost savings.

As at the end of December Burns Philp had exceeded this target and the restructured management teams have embraced their businesses demonstrating a high level of energy and commercial acumen.

These teams have already made a significant contribution, both with respect to cost savings and efficiency improvements and the positioning of their businesses for enhanced performance in their markets as Burns Philp moves forward.

Goodman Fielder New Zealand had a solid first half, with the incumbent management making hard earned incremental gains on the prior period.

The financial benefits from the various initiatives will flow through fully in the next financial year, 2004/2005.

During the period Burns Philp invested or committed to invest over $32 million in the businesses and plants for new products and productivity improvements.

Activities of Goodman Finance

The principal activities of Goodman Finance are to be the issuer of the Capital Notes, to act as guarantor of the obligations of other companies in the Burns Philp Group under certain Senior Debt Agreements to which the Burns Philp Group is party, and to provide security for its obligations in respect of those Senior Debt Agreements. Details of the Senior Debt Agreements and the obligations of Goodman Finance in respect of those agreements are set out in Item 20 of Appendix 1.

Capital Notes

During the period ended 30 June 2003, Goodman Finance issued NZ$212.5 million Capital Notes, comprising NZ$173.7 million of Five Year Capital Notes and NZ$38.8 million of Eight Year Capital Notes. Capital Notes were allotted on a daily basis from the opening of the offer for the Capital Notes on 5 May 2003 until the close of that offer on 27 June 2003.

Quotation and trading of the Capital Notes on the NZX commenced on 1 July 2003.

Payment of Interest

Interest accrues on the Capital Notes on a daily basis from the date of allotment. The initial interest payments were paid on 15 December 2003 in respect of the Five Year Capital Notes and 15 November 2003 in respect of the Eight Year Capital Notes. Subsequent interest payments are payable quarterly in arrears in respect of each tranche of Capital Notes on the relevant Interest Dates:

- 15 March, 15 June, 15 September and 15 December in respect of Five Year Capital Notes; and
- 15 February, 15 May, 15 August and 15 November in respect of Eight Year Capital Notes.

Yours sincerely

Thomas J. Degnan

Thomas J Degnan
Director

Appendix 1 (Rule 10.4)
Preliminary Half/Full Year Report

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

Goodman Finance Limited

For the Half Year Ended 31st December 2003
(referred to in this Report as the 'Current Half Year')

Preliminary **half year** report on results (including the results for the previous corresponding **half year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and is based on unaudited accounts.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED OPERATING STATEMENT		
		Current Half Year NZ$'000	*Up/Down %	Previous Corresponding Half Year [1] NZ$'000
1	**OPERATING REVENUE**			
(a)	Sales Revenue	-	n/a	-
(b)	Other Revenue	12,725	n/a	-
(c)	Total Operating Revenue	12,725	n/a	-
2 (a)	**OPERATING (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	1,274	n/a	-
(b)	Unusual Items for Separate Disclosure	-	n/a	-
(c)	**OPERATING (DEFICIT) BEFORE TAX**	1,274	n/a	-
(d)	Less tax on Operating Profit	80	n/a	-
(e)	Operating (deficit) after Tax but before Minority Interests	1,354	n/a	-
(f)	Less Minority Interests	-	n/a	-
(g)	Equity Earnings [detail in Item 19 below]	-	n/a	-
(h)	**OPERATING (DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	1,354	n/a	-
3 (a)	Extraordinary Items after Tax [detail in Item 6(a) below]	-	n/a	-
(b)	Less Minority Interests	-	n/a	-
(c)	Extraordinary Items after Tax Attributable to Members	-	n/a	-
4 (a)	**TOTAL OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(c) + 2(g) + 3(a) above]**	1,354	n/a	-
(b)	Operating (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]	1,354	n/a	-
(c)	**OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	1,354	n/a	-

* Delete as required

[1] *Goodman Finance Limited was incorporated on 9 December 2002, and did not commence operations until 1 January 2003. Consequently, there are no comparatives for the previous corresponding half-year.*

5 **DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF YEAR**

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

	Current Half Year NZ$'000	Previous Corresponding Half Year NZ$'000
(a) Interest revenue included in Item 2(c) above	12,725	-
(b) # Interest revenue included in Item 5(a) above but not yet received	12,525	-
(c) Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	(10,483)	-
(d) # Interest costs capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	(13)	-
(f) Depreciation including all forms of Amortisation and writing down of property/investment	(954)	-
(g) Write-off of intangibles	-	-
(h) Unrealised changes in value of investments	-	-

6 (a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT HALF YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	-	-		-
Total Unusual Items	-	-		-
Extraordinary Items item 3(a) above	-	-		-
Total Extraordinary Items	-	-		-

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current Half Year

During the current period, Goodman Finance Limited derived interest income of $12.7 million on intercompany loan receivables, and incurred interest expense of $10.5 million on the subordinated capital notes due 2008 and 2011.

(ii) Significant trends or events since end of Current Half Year Nil.

(iii) Changes in accounting or adopted policies since last Annual Report and/or last Half Yearly to be disclosed

Nil.

* Delete as required

7 **EARNINGS PER SECURITY**

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current Half Year NZ cents	Previous Corresponding Half Year NZ cents
Basic EPS[1]	$13,536	-
Diluted EPS (if materially different from (a))		-

1. Goodman Finance Limited is a wholly owned subsidiary and has 100 issued shares.

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	none
(ii)	Contribution to consolidated *surplus (deficit) and extraordinary items after tax	n/a
(iii)	Date to which such contribution has been calculated	n/a
(iv)	Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half year	n/a

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	none
(ii)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	n/a
(iii)	Date to which such contribution has been calculated	n/a
(iv)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding half year	n/a
(v)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	n/a

9 **REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS**

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report

Goodman Finance Limited was incorporated to provide a portion of funding in connection with Burns, Philp & Company Limited's takeover of Goodman Fielder Limited. It does not operate in any specific industry or geographical segment.

* *Delete as required*

Appendix 1 (Rule 10.4)
Preliminary Half/Full Year Report

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current Half Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	50	36,167	-
(b) Receivables	2,145	-	-
(c) Investments	-	-	-
(d) Inventories	-	-	-
(e) Other	-	-	-
(f) TOTAL CURRENT ASSETS	2,195	36,167	-
NON-CURRENT ASSETS			
(g) Receivables	203,778	171,946	-
(h) Investments	-	-	-
(i) Inventories	-	-	-
(j) Property, plant and equipment	-	-	-
(k) Intangibles	-	-	-
(l) Other	9,312	9,154	-
(m) TOTAL NON-CURRENT ASSETS	213,090	181,100	-
(n) TOTAL ASSETS	215,285	217,267	-
11 CURRENT LIABILITIES:			
(a) Accounts payable	(1,229)	(6,282)	-
(b) Borrowings	-	-	-
(c) Provisions	-	-	-
(d) Other	-	-	-
(e) TOTAL CURRENT LIABILITIES	(1,229)	(6,282)	-
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	-
(g) Borrowings	(212,500)	(212,500)	-
(h) Provisions	(1,718)	-	-
(i) Other	-	-	-
(j) TOTAL NON-CURRENT LIABILITIES	(214,218)	(212,500)	-
(k) TOTAL LIABILITIES	(215,447)	(218,782)	-
(l) NET ASSETS	(162)	(1,515)	-
12 SHAREHOLDERS' EQUITY			
(a) Share capital	-	-	-
(b) Reserves (i) Revaluation reserve	-	-	-
(ii) Other reserves	-	-	-
(c) Accumulated deficit	(162)	(1,515)	-
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	(162)	(1,515)	-
(e) Outside equity interests in subsidiaries	-	-	-
(f) TOTAL SHAREHOLDERS' EQUITY	(162)	(1,515)	-

* Delete as required

Appendix 1 (Rule 10.4)
Preliminary Half/Full Year Report

STATEMENT OF CASH FLOWS FOR half year
(See Note (IX) attached)

	Current Half Year NZ$'000	Previous Corresponding Half Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	-	-
(b) Interest Received	200	-
(c) Dividends Received	-	-
(d) Payments to Suppliers and Employees	-	-
(e) Interest Paid	(10,973)	-
(f) Income Taxes Paid	-	-
(g) Other	(63)	-
(h) NET OPERATING CASH FLOWS	(10,836)	-
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	-	-
(b) Cash proceeds from sale of equity investments	-	-
(c) Loans from other entities	11,236	-
(d) Cash paid for purchases of property, plant and equipment	-	-
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	-	-
(g) Loans to other entities	(31,000)	-
(h) Other	-	-
(i) NET INVESTING CASH FLOWS	(19,764)	-
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.	-	-
(b) Borrowings	-	-
(c) Repayment of borrowings	-	-
(d) Dividends paid	-	-
(e) Other - borrowing costs paid	(5,517)	-
(f) NET FINANCING CASH FLOWS	(5,517)	-
16 NET INCREASE (DECREASE) IN CASH HELD	(36,117)	
(a) Cash at beginning of Half Year	36,167	-
(b) Exchange rate adjustments to Item 16(a) above	-	-
(c) CASH AT END OF HALF YEAR	50	-

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

None

* Delete as required

18 **RECONCILIATION OF CASH**

For the purposes of the above Statement of Cash Flows, Cash includes

....

....

	Current Half Year NZ$'000	Previous Corresponding Half Year NZ$'000
Cash on Hand and at Bank	50	-
Deposits at call	-	-
Bank Overdraft	-	-
Other (provide details)	-	-
Total = Cash at End of Half Year [Item 16(c) above]	50	-

19 **EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS**

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) **GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**

	EQUITY EARNINGS	
	Current Half Year NZ$'000	Previous Corresponding Half Year NZ$'000
(a) **OPERATING SURPLUS/(DEFICIT) BEFORE TAX**	-	-
(b) Less tax	-	-
(c) **OPERATING SURPLUS/(DEFICIT) AFTER TAX**	-	-
(d) (i) Extraordinary items (gross)	-	-
(ii) Less Tax	-	-
(iii) Extraordinary items (net)	-	-
(e) **OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**	-	-
(f) Less dividends paid to group	-	-
(g) **NET INCREASE IN/(REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**	-	-

* Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Half Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current Half Year	Previous Corresponding Half Year	Current Half Year NZ$'000	Previous Corresponding Half Year NZ$'000
			Equity Accounted	
-	-	-	-	-
Other Material Interests			*Not Equity Accounted*	
-	-	-	-	-

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current Half Year NZ$'000	Previous Corresponding Half Year NZ$'000
Carrying value of investments in associated companies (CV):	-	-
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	-	-
Reserves	-	-
Equity carrying value of investments	-	-

* *Delete as required*

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES:			
Issued during current half year	Nil	Nil	
ORDINARY SHARES:	100	Nil*	
Issued during current half year	-	-	
CONVERTIBLE NOTES			
Issued during current half year	Nil	Nil	
OPTIONS:		Exercise Price	Expiry Date
Issued during current half year	Nil	Nil	
DEBENTURES - Totals only:	Nil	Nil	
UNSECURED NOTES - Totals only:	212,500,000	212,500,000	
OTHER SECURITIES	Nil	Nil	

*Goodman Finance Limited is a wholly-owned subsidiary of Burns, Philp & Company Limited

ADDITIONAL COMMENTS

Burns Philp & Company Limited (Burns Philp) and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance Limited (Goodman Finance) under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp and these subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

CONTINGENT LIABILITIES

Goodman Finance is a guarantor in respect of certain senior debt facilities of the Burns Philp Group (being Burns, Philp & Company Limited and its subsidiaries). As at 31 December 2003, these facilities included the A$1.3 billion secured Senior Funding Facility, the US$270 million secured Senior Funding Facility, the the US$400 million 9 ¾% unsecured Senior Subordinated Notes due 2012, the US$210 million 10 ¾% unsecured Senior Subordinated Notes due 2011 and the US$100 million 9½% unsecured Senior Notes due 2010.

Amounts owing under secured debt facilities of the Burns Philp Group are secured on a senior ranking basis, whereby major asset owning companies in the Burns Philp Group granted security over their assets in favour of a Security Trustee. The security comprises guarantees from the Burns Philp Group's major operating subsidiaries and security over most of the assets of the guarantor subsidiaries. At 31 December 2003, senior indebtedness of the Burns Philp Group consisted of A$1,583.4 million (equivalent) drawn under the secured senior credit facilities.

The Senior Subordinated Notes are fully and unconditionally guaranteed on an unsecured senior subordinated, joint and several basis by Burns Philp and certain of its wholly owned subsidiaries, including Goodman Finance. At 31 December 2003, the Burns Philp Group had approximately A$533.8 million outstanding under the US$400 million 9 ¾% Senior Subordinated Notes due 2012, approximately A$267.1 million outstanding under the US$210 million 10 ¾% Senior Subordinated Notes due 2011 and approximately A$133.5 million outstanding under the US$100 million 9½% Senior Notes due 2010.

* Delete as required

21 **DIVIDENDS:** Nil.

22 **ANNUAL MEETING** Not applicable - Goodman Finance Limited has only one shareholder (Burns, Philp & Company Limited)
(Location) (if half year report)

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting: 20 February 2004

Thomas J. Degnan

(signed by) Thomas J. Degnan 20 February 2004